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                                                                     EXHIBIT 2.1


                                Dated 10 May 1999







                            INSIGHT ENTERPRISES, INC.

                                       and

                      ACTION COMPUTER SUPPLIES HOLDINGS PLC





                             -----------------------
                                MERGER AGREEMENT
                             -----------------------






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                                MERGER AGREEMENT

THIS AGREEMENT is made on 10 May 1999.

BETWEEN:

         (1) INSIGHT ENTERPRISES, INC., a US corporation organised under the laws of Delaware, having its registered office at 6820 South Harl Avenue, Tempe, Arizona 85283, USA (Offeror);

         (2) ACTION COMPUTER SUPPLIES HOLDINGS PLC, a company registered in England with number 02479302 and whose registered office is at Alperton House, Bridgewater Road, Wembley, Middlesex HA0 1 EH (Offeree).

WHEREAS:

         (i)      The parties desire the merger of Offeror and Offeree.

         (ii) The parties intend to effect the Merger by means of a scheme of arrangement under Section 425 of the Act to be proposed by Offeree to its shareholders under which the whole of the Offeree Scheme Shares will be cancelled and reissued to Offeror or a wholly owned subsidiary designated by Offeror and Offeror will issue Consideration Stock to the former shareholders of Offeree.

         (iii)    The Merger is subject to the Conditions.

IT IS AGREED AS FOLLOWS:

1        Interpretation

         1.1      Definitions

         In this Agreement, including the Appendices, the headings shall not affect its interpretation and, unless the context otherwise requires, the provisions in this Clause I apply;

         Acquisition means the acquisition of Offeree by Offeror Group pursuant to the Scheme;

         Advisers in relation to Offeror means Morgan Stanley, Skadden Arps Slate Meagher & Flom LLP and KPMG LLP and in relation to Offeree means Warburg


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Dillon Read, a division of UBS AG, Linklaters & Paines and Deloitte & Touche,
including (unless the context requires otherwise) partners in and directors and employees of such advisers;

         Affiliate means, in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party or who otherwise falls within the definition of affiliate for purposes of Rule 145 of the United States Securities Act of 1933 or SEC Accounting Series Release 135. A party shall be deemed to control a person if such party owns directly or indirectly, 50% or more of the voting rights of such person;

         Act means the Companies Act 1985, as amended;

         Agreed Form means, in relation to the documents listed in Appendix I hereto, such documents in the terms agreed between the parties, whether before or after the date hereof, and signed by them or on their behalf for the purposes of identification, such agreement not to be unreasonably withheld or delayed;

         Agreed Terms means, the terms set out in Appendix II hereto;

         Announcement means the joint press announcement in the Agreed Form;

         Announcement Date means 10 May 1999;

         Associate, in relation to Offeree, means: (i) any member of the Offeree
Group: or (ii) any director, officer or employee of any member of the Offeree Group;

         Board means the board of directors of any relevant person;

         Business Day means a day (other than a Saturday, Sunday or public holiday in London or New York) on which banks are generally open for business in London and New York;

         Circular means the circular in the Agreed Form to be issued by Offeree to Offeree Shareholders containing an explanatory statement and the Scheme regarding, inter alia, the cancellation of the Offeree Scheme Shares, the allotment of New Offeree Shares to Offeror (or as it may direct) pursuant to the Scheme and the allotment of Consideration Stock to Offeree Scheme Shareholders;

         City Code means the City Code on Takeovers and Mergers;



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         Conditions means the conditions to the Merger set out in Appendix 1 to the Announcement;

         Consideration Stock means the fully paid and non-assessable Offeror Stock to be issued to Offeree Scheme Shareholders as consideration under the Scheme on the terms referred to in the Announcement;

         Court means the High Court of Justice in England and Wales;

         Court Meeting means the meeting of Offeree Shareholders convened by the Court, notice of which will be contained in the Circular (or any adjournment thereof);

         Court Order means the order of the Court sanctioning the Scheme under
Section 425 of the Act and confirming the cancellation of the share capital in connection therewith under Section 137 of the Act;

         Effective Date means the date on which the Scheme becomes effective;

         Employee Share Option Schemes means, together, the 1990 Executive (Performance Related) Share Option Scheme, the 1994 Executive Share Option Scheme, the 1996 Replacement Share Option Scheme, the Sharesave Option Scheme 1997 and the Senior Executive Share Option Scheme 1997;

         Encumbrance means any charge, mortgage, lien, hypothecation, judgement, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person;

         Exchange Act means the United States Securities Exchange Act of 1934, as amended;

         Exclusivity Period means the period between the date hereof and the earliest of the Effective Date, 5.00 p.m. (London time) on 31 December 1999, the date of termination of this Agreement pursuant to Clause 14 and payment of the amount under Clause 8.3.2 or 8.3.4;

         Extraordinary General Meeting means the extraordinary general meeting of Offeree Shareholders, notice of which will be contained in the Circular or any adjournment thereof;



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         Exchange Proportion means the amount of Offeror Stock to be issued in exchange for each Offeree Scheme Share determined as provided in Clause 4;

         Meetings means the Court Meeting and the Extraordinary General Meeting;

         NASDAQ means the NASDAQ National Market System operated by
NASDAQ, Inc.;

         New Offeree Shares means the ordinary shares of 10 p each in the capital of Offeree to be issued fully paid to Offeror (or as it may direct) pursuant to the Scheme;

         Offeree Group means Offeree and its subsidiary undertakings;

         Offeree Scheme Shareholders means holders of Offeree Scheme Shares;

         Offeree Scheme Shares means the Offeree Shares in issue on the date of the Scheme together with any further Offeree Shares;

                  (a) in issue up to 48 hours prior to the time of the Court Meeting; and

                  (b) issued thereafter and prior to the close of business on the Business Day before the date of the Court Order either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed to be bound by the Scheme;

other than any such Offeree Shares held or to be held by any member of the Offeror Group;

         Offeree Shareholders means the holders of Offeree Shares;

         Offeree Shares means ordinary shares of 10 p each in the capital of Offeree;

         Offeror Group means Offeror and its subsidiary undertakings;

         Offeror Stock means shares of common stock of US$0.01 par value each in the capital of Offeror;

         Offeror Stockholder Approval means the affirmative vote of the holders of a majority of the outstanding Offeror Stock as of the record date for the Special


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Meeting for the purpose of approving the issuance of the Consideration Stock by
Offeror pursuant to the Scheme;

         Offeror Takeover Proposal means any publicly announced intention to make any bona fide proposal or offer by any third party or any proposal or offer so made for a merger, exchange offer, consolidation, partnership, joint venture or other business combination involving, or any purchase of, all or substantially all of the assets of Offeror Group or more than 50% of the voting share capital of Offeror which is any such case is conditioned on the Merger not being completed;

         Proxy Statement means the letter to stockholders, notice of meeting, proxy statement and the form of proxy to be distributed to the holders of Offeror Stock in connection with the issuance of the Consideration Stock by Offeror pursuant to the Scheme and any schedules or other documents required to be filed with the SEC in connection therewith or any revisions or supplements thereto in the Agreed Form;

         Record Date means close of business on the Business Day immediately preceding the Effective Date;

         Representatives means in relation to each party, the directors, employees, consultants of, and any individuals seconded to work for, such party (including persons who, at the relevant time, occupied such position);

         Resolutions means the resolution to be proposed at the Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting;

         Scheme means the scheme of arrangement under Section 425 of the Act to be contained in the Circular;

         SEC means the United States Securities and Exchange Commission;

         Special Meeting means the meeting of Offeror's stockholders being held in connection with the approval of the issuance of the Consideration Stock;

         Takeover Proposal means any publicly announced intention to make any bona fide proposal or offer by any third party (other than a proposal or offer by any member of the Offeror Group) or any proposal or offer so made for a merger, scheme of arrangement, exchange offer, consolidation, partnership, joint venture or other business combination involving, or any purchase of, all or substantially all of the assets of Offeree Group or more than 50% of the voting share capital of Offeree or other similar transaction that is inconsistent with the implementation of the Merger; and


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         Timetable means the timetable for the Merger substantially in the
Agreed Form.

         1.2      Subordinate Legislation

         Any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision which is in force at the date of this Agreement;

         1.3      Modification etc. of Statutes

         Any reference to a statutory provision shall include such provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement prior to the Effective Date and (so far as liability thereunder may exist or can arise) shall include also any past statutory provision (as from time to time modified, re-enacted or consolidated) which such provision has directly or indirectly replaced except to the extent that any statutory provision made or enacted after the date of this Agreement would create or increase a liability of any party under this Agreement.

         1.4      Companies Act 1985

         The words holding company, subsidiary and subsidiary undertaking shall have the same meanings in this Agreement as their respective definitions in the Act.

         1.5      Interpretation Act 1978

         The Interpretation Act 1978 shall apply to this Agreement in the same way as it applies to an enactment.

         1.6      Appendices etc.

         References to this Agreement shall include the Appendix to it and references to Clauses are to clauses of this Agreement.

         1.7      Currency

         References in this Agreement to [L], p or pound sterling shall be deemed to be references to the lawful currency of the UK. References in this Agreement to $, cents or US dollars shall be deemed to be references to the lawful currency of the US.



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2        The Merger

         2.1 The Merger shall be effected by way of the Scheme. The parties shall use all reasonable endeavours to comply with the Timetable and (so far as they each may be able) to achieve satisfaction of the Conditions provided that this Clause 2.1 shall not oblige Offeree to take any action if, at the time when such action would otherwise have been required pursuant to this Clause 2.1, the Board of Offeree shall have withdrawn (or modified in a manner adverse to Offeror) its approval or recommendation of the transactions contemplated by this Agreement (whether before or after the Court Meeting or the Extraordinary General Meeting) and Offeree shall, at such time, have paid any amounts which are due to be paid at that time under Clauses 8.3 or 14.2.

         2.2 The parties shall cooperate in the development of a structure for the Merger with the objective of achieving optimum taxation consequences for the enlarged Offeror Group consistent with satisfaction of Condition 5(a) in Appendix I to the Announcement.

3        Share Transfer

         3.1 Offeror agrees with and undertakes to Offeree that it will acquire, or procure the acquisition by a member of the Offeror Group of, at least one Offeree Share prior to the Record Date.

         3.2 Offeree agrees that it will procure that Offeror or such member of the Offeror Group shall become the registered holder of the Offeree Share(s) referred to in Clause 3.1 as soon as practicable and in any event on the Record Date.

4        Share Exchange

         4.1 Unless the Board of Offeree shall, at the time when such action would otherwise have been required pursuant to this Clause 4.1, have withdrawn (or modified in a manner adverse to Offeror) its approval or recommendation of the transactions contemplated by this Agreement (whether before or after the Court Meeting or the Extraordinary General Meeting) and Offeree shall, at such time, have paid any amounts which are due to be paid at that time under Clauses
8.3 or 14.2, Offeree agrees to seek the earliest appropriate dates for the relevant Court hearings, to instruct its registrars to despatch the Circular, appropriate forms of proxy for use at the Court Meeting and the Extraordinary General Meeting and, in the event of the Resolutions being passed by the requisite majorities, promptly to apply to the Court for and diligently to seek its sanction of the Scheme.



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         4.2

         4.2.1 Offeror shall, subject to the Scheme becoming effective, issue to Offeree Scheme Shareholders on the Record Date, the Consideration Stock. For each Offeree Share held by an Offeree Scheme Shareholder as at the Record Date the holder will receive the Exchange Proportion of a share of Offeror Stock.

           In this Clause 4.2.1. the following definitions shall apply:

           Exchange Proportion means:

           For each Offeree Scheme Share        0.16 of a share of Offeror Stock

save that no fraction of a share of Offeror Stock shall be issued to Offeree Scheme Shareholders but in lieu thereof, each Offeree Scheme Shareholder on the Record Date who would otherwise be entitled to such a fraction of a share of Offeror Stock (after aggregating all fractions of shares of Offeror Stock to which such Offeree Scheme Shareholder would otherwise be entitled) shall instead receive cash (without interest) from Offeror as if any entitlement to a fraction of a share of Offeror Stock to which such Offeree Scheme Shareholder would otherwise have been entitled had been sold at the closing price of Offeror Stock on NASDAQ on the Effective Date and converted into pounds sterling at the mid-point of the closing spread of the US dollar to the pound sterling spot rate, as shown in the Financial Times (U.K. edition) on the Business Day immediately following the Effective Date.

         4.3 If at any time during the period between the date of this Agreement and the time for the calculation of the amount of Consideration Stock to be issued under the Scheme any change in the outstanding shares of capital stock of Offeror shall occur as a result of any capital reorganisation, reclassification, stock split (including a reverse stock split) readjustment of shares, or any stock dividend with a record date during such period the Consideration Stock shall be adjusted equitably.

         4.4 Offeree and Offeror agree that, subject to the requirements of the Inland Revenue and the Panel on Takeovers and Mergers (where applicable), each option over Offeree Shares granted prior to the Record Date under the terms of the Employee Share Option Schemes shall (if the Scheme becomes effective) be dealt with in accordance with the proposals to be made to optionholders in the Employee Share Option Schemes in accordance with the Agreed Terms.

         4.5 Offeree agrees to procure the agreement of the persons entitled to receive Offeree Shares as final deferred consideration pursuant to the agreement dated 29 October 1997 between Offeree and H.Thuillier and others relating to the


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purchase of Fraser Associates plc (the Fraser Agreement) (to the extent that such Offeree Shares are not Offeree Scheme Shares) instead to receive the number of shares of Offeror Stock determined by multiplying the Exchange Proportion of a share of Offeror Stock by the number of Offeree Shares comprised in such consideration in full and final settlement of their entitlement to such Offeree Shares failing which to deliver an opinion of Counsel instructed by Offeree to appear on its behalf in connection with the Scheme, addressed to Offeror, in terms reasonably satisfactory to Offeror confirming that notwithstanding the terms of the Fraser Agreement and any entitlement to such consideration, in the absence of such agreement the proposed amendment to the articles of association of Offeree referred to in Condition 2(b) shall operate to cause any Offeree Shares issued as such consideration to be acquired by a member of the Offeror Group in exchange for an issue of shares of Offeror Stock as therein provided following such amendment.

5        Consideration

         The Consideration Stock shall be validly issued, fully paid, non-assessable and free of Encumbrance and shall rank pari passu in all respects with the Offeror Stock then in issue, including the right to receive and retain any dividends and other distributions declared, made or paid after the Effective Date.

6        The Special Meeting

         As soon as reasonably practicable after the date of the Announcement and after such document has been approved by the SEC, Offeror will disseminate the Proxy Statement to the Offeror Stockholders entitled to vote at the Special Meeting.

7        Co-operation

         Each of the parties shall promptly provide such assistance and information as may reasonably be required by any of the others for the purposes of or in connection with the Circular and the Proxy Statement including, without limitation, any that may be required by any regulatory authority.

8        Undertakings

         8.1 Offeror agrees to instruct Counsel to appear on its behalf at the hearing of the petition to sanction the Scheme and to undertake to the Court to be bound thereby.

         8.2 Offeror and Offeree undertake promptly to notify each other (and supply copies of all relevant information) of any event or circumstance of which they


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become aware that would be likely to have a significant impact on the satisfaction of the Conditions.

         8.3

         8.3.1 In consideration of the commitment of time, cost, expense and personnel by Offeror and of Offeror incurring the expense of instructing advisers for the purpose of investigating, finalising and documenting the Merger, Offeree represents, warrants and undertakes that, during the Exclusivity Period, it will not and will procure that none of its Affiliates, Advisers or Representatives, or those of any member of the Offeree Group, will solicit, initiate or knowingly encourage (including by way of furnishing information), or enter into discussions or negotiations regarding, any Takeover Proposal from any person or any acquisition or disposal of assets by Offeree other than in the ordinary course of its existing business.

         Provided that Offeree may engage in discussions or negotiations with, and furnish information concerning Offeree, the Offeree Group, or their businesses, properties or assets to, a third party which has made an unsolicited Takeover Proposal if, and only to the extent that, the Board of Offeree concludes, in good faith, after consultation with, and based upon the written advice of, its outside counsel at a meeting of the Board, that the failure to take such action would be in breach of the fiduciary duties of the directors of Offeree or would violate the obligations of the Board of Offeree under the provisions of the City Code, the Act and/or the rules and regulations of the London Stock Exchange Limited and on the basis that (i) a copy of the written legal advice, along with a copy of the minutes of such Board meeting reflecting the Board's conclusion, shall promptly be provided to Offeror by Offeree and
(ii) Offeree shall promptly (but in any event within 24 hours) notify Offeror of the receipt of any Takeover Proposal, including the material terms and conditions thereof (to the extent known) (and any changes in the material terms and conditions thereof of which it becomes aware) and the identity of the person making such Takeover Proposal.

         8.3.2 If Offeree is in breach of Clause 8.3.1, Offeree will pay to Offeror damages equal to Offeror's reasonable costs and expenses incurred in investigating and making the Merger up to the date of the breach, each of Offeree and Offeror agreeing such amount to be a genuine pre-estimate of damages suffered by Offeror. The maximum amount so payable shall not be equal to or exceed the amount determined under Clause 8.3.4; such amount shall be paid within 5 Business Days of demand.



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         8.3.3 If Offeree defaults in the payment when due of any sum payable under Clause 8.3.2, Offeree's liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment at a rate per annum of 2% above the base lending rate from time to time of Barclays Bank plc. Such interest shall accrue from day to day and shall be included within the maximum amount determined under Clause 8.3.4.

         8.3.4 In consideration of the commitment of time, costs, expenses and personnel by Offeror, if on or before the expiry of the Exclusivity Period any announcement is made by any third party with respect to a Takeover Proposal (which Takeover Proposal is made and becomes unconditional in all respects or otherwise effective), Offeree will pay to Offeror, within 7 days of demand, a fee of the lesser of:

         (i)      $1,000,000; and

         (ii) the largest sum as would not reduce the net assets of Offeree as defined in Section 152(2) of the Act to a material extent,

         Provided that, if Offeree has no net assets (as so defined), no such sum shall be payable.

         8.3.5 It is agreed that the maximum aggregate amount payable by Offeree under the terms of Clauses 8.3.2, 8.3.3, 8.3.4, 8.10 and 14.2 shall not exceed the lesser of $1,000,000 and the largest sum as would not reduce the net assets of Offeree as defined in Section 152(2) of the Act to a material extent Provided that, if Offeree has no net assets (as so defined), such amount shall be nil.

         8.4 Offeror and Offeree shall each furnish to one another and to one another's counsel all such information as may be reasonably required in connection with the Proxy Statement and the Circular.

         8.5 Offeree represents and warrants to Offeror that no information furnished by Offeree in connection with the Proxy Statement or the Circular will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make any information so furnished, in light of the circumstances under which it was so furnished, not misleading in any material respect as of the date of the mailing of the Proxy Statement or the Circular as the case may be and at the time of the Special Meeting or the Court Meeting as the case may be.



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
         8.6 Offeror represents and warrants to Offeree that no information furnished by Offeror in connection with the Circular will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make any information so furnished, in light of the circumstances under which it was so furnished, not misleading in any material respect as of the date of the mailing of the Circular and at the time of the Court Meeting.

         8.7 Offeror represents and warrants to Offeree that no information to be included in the Proxy Statement, or incorporated by reference in it, other than information furnished by Offeree or its advisers in connection with the Proxy Statement, will contain any untrue statement of a material fact or omit to state a material fact (other than information concerning Offeree or its advisers necessary to enable the Proxy Statement to comply with the provisions of the Exchange Act and the rules and regulations promulgated thereunder) required to be stated therein or necessary in order to make any information so furnished, in light of the circumstances under which it was so furnished, not misleading in any material respect as of the date of the mailing of the Proxy Statement and at the time of the Special Meeting.

         8.8 Offeror represents and warrants to Offeree that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Offeror with respect to:

         (i) information furnished by Offeree or its advisers in connection with the Proxy Statement; or

         (ii) the failure by Offeree or its advisers to provide information concerning Offeree or its advisers necessary to enable the Proxy Statement to comply with such provisions.

         8.9 Offeror agrees to indemnify and hold Offeree (for itself and on behalf of its directors and officers) harmless up to a maximum amount equal to $1,000,000 from and against any and all losses, damages, liabilities, costs and expenses to which Offeree may become subject arising from Offeror's breach of Clauses 8.6, 8.7 or 8.8.

         8.10 Offeree agrees to indemnify and hold harmless up to a maximum amount equal to the Termination Fee (as defined in Clause 14.2) Offeror (for itself and on behalf of its directors and officers) from and against any and all losses, damages, liabilities, costs and expenses to which Offeror may become subject arising from Offeree's breach of Clause 8.5.


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
         8.11 To the knowledge of Offeror, Offeror has not taken or failed to take any action, which action or failure would of itself prevent the treatment of the Merger as a pooling-of-interests under US GAAP.

         8.12 To the knowledge of Offeree, Offeree has not taken or failed to take any action or failure, which action or failure would of itself prevent the treatment of the Merger as a pooling-of-interests under US GAAP. Offeree undertakes to notify Offeror, as soon as reasonably practicable and in any event prior to the publication of the Circular or so soon thereafter as a person becomes an Affiliate, of the persons (in addition to the existing directors of Offeree) who are, or may be, an Affiliate of Offeree, and to use all reasonable endeavours to cause each such person to execute an Affiliate Letter in the Agreed Form.


         8.13 Offeror represents and warrants to Offeree that Offeror believes that, on the basis of the facts and circumstances known to Offeror on the date of this Agreement, if the Merger were completed on the date of this Agreement, the Merger should be accounted for as a pooling-of-interest under US GAAP.

9        Announcement

         9.1 Offeree and Offeror agree that the Announcement shall be released to the London Stock Exchange Limited at or about 07.30 hours (London time) on the Announcement Date.

         9.2 During the Exclusivity Period, Offeree and Offeror shall, subject to the requirements of law or any regulatory body or the rules and regulations of any recognised stock exchange or the City Code or the Panel on Takeovers and Mergers, consult together as to the terms of, the timetable for and manner of publication of, any formal announcement, circular or publication to shareholders, employees, customers, suppliers, distributors and sub-contractors and to any recognised stock exchange or other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or any matter referred to herein. Any other communication which Offeree or Offeror may make concerning such matters shall, subject to the requirements of law or any regulatory body or the rules and regulations of any recognised stock exchange, be consistent with any such formal announcement or circular as aforesaid.


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10       Assignment

         This Agreement is personal to the parties to it and may not be assigned in whole or in part.

11       Variation

         No variation of this Agreement shall be effective unless in writing and signed by or on behalf of Offeree and by Offeror.

12       Time of the Essence

         Any time, date or period referred to in any provision of this Agreement may be extended by mutual agreement between Offeree and Offeror but as regards any time, date or period originally fixed or any time, date or period so extended time shall be of the essence.

13       Costs

         Save as provided in this Agreement, each party shall bear all legal, accountancy and other costs and expenses incurred by it in connection with this Agreement and the implementation of the Scheme and the Acquisition.

14       Termination: Termination Fee

         14.1 Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated as follows:

         14.1.1   by the mutual consent of Offeror and Offeree;

         14.1.2 by either Offeror or Offeree, by written notice, if the Effective Date shall not have occurred on or before 31 December 1999 and the party seeking to terminate this Agreement pursuant to this Clause 14.1.2 shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date;

         14.1.3 by Offeror, by written notice, if the Board of Offeree (through its own action or though any agency, or otherwise) shall have:



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
         (i) withdrawn (or modified in a manner adverse to Offeror) its approval or recommendation of the transactions contemplated hereby; or

         (ii) approved or recommended, or proposed publicly to approve or recommend, any Takeover Proposal; or

         (iii) failed to comply with its obligations under Clause 4.1 (subject as provided in that Clause);

         14.1.4 by Offeror if any financial adviser to the Board of Offeree appointed pursuant to Rule 3 of the City Code withdraws or in any way modifies its consent (whether written or oral) to being named in the context of any recommendation statement by the Board of Offeree to its shareholders regarding the Acquisition; or

         14.1.5 by either Offeror or Offeree if there shall have been a breach by the other of the obligations referred to in Clause 2.1 with respect to any of the Conditions, which if not cured would cause the Conditions not to be satisfied, and such breach shall not have been cured within 15 days after notice thereof shall have been received by the party alleged to be in breach, subject in all cases to compliance with the City Code and the requirements of the Panel on Takeovers and Mergers.

         If this Agreement is terminated pursuant to this Clause 14.1., this Agreement shall terminate (except for Clauses 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 9.2, 10, 11, 13, 14, 15, 16 and 17), and there shall be no other liability on the part of Offeree (on the one hand) and Offeror (on the other hand) to the other.

         14.2 Subject to the provisions of this Agreement which are expressly provided to survive termination, if this Agreement is terminated by Offeror pursuant to Clauses 14.1.3, 14.1.4 or 14.1.5 (other than in circumstances falling within Clause 14.3), Offeree shall pay to Offeror a fee (the "Termination Fee") of the lesser of:

         (i)      $1,000,000; and

         (ii) the largest sum as would not reduce the net assets of Offeree as defined in Section 152(2) of the Act to a material extent,

in cash, such payment to be made promptly, but in no event later than the fifth Business Day following a termination by Offeror pursuant to Clauses 14.1.3,
14.1.4 or 14.1.5 as the case may be less any payment previously made under Clause 8.3,

         Provided that, if Offeree has no net assets (as so defined), the Termination Fee shall not be payable.


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
         14.3 If, during the Exclusivity Period, Offeror makes a commitment to any third party regarding, or makes any announcement in relation to, an acquisition or disposal of assets by Offeror for consideration representing either alone or together with other such acquisitions or disposals, as the case may be, in excess of US$40 million, Offeror will promptly (but in any event within 24 hours) notify Offeree of the proposed acquisition or disposal, including the material terms and conditions thereof (to the extent known) and any changes in the material terms and conditions thereof of which it becomes aware and the identity of the third party.

         If the Board of Offeree concludes, in good faith, after consultation with, and based upon the written advice of, its outside counsel at a meeting of the Board, that it is required, as a result of such acquisition or disposal by Offeror, to withdraw or modify in a manner adverse to Offeror its approval or recommendation in respect of the Merger in order to comply with its fiduciary duties or in order to avoid violating the obligations of the Board of Offeree under the provisions of the City Code, the Act and/or the rules and regulations of the London Stock Exchange, Offeree may withdraw or modify its approval or recommendation in respect of the Merger, and shall not be in breach of any clause of this Agreement as a result thereof.

         14.4     If during the Exclusivity Period

         (i) the Board of Offeror shall either prior to publication of the Proxy Statement publish its decision not to proceed with the Merger or following publication of the Proxy Statement recommend that Inverness shareholders do not give the Offeror Stockholder Approval, in either such case other than as a result of the breach or non-satisfaction of one or more of the Conditions (not caused primarily by the action or inaction of Offeror) or termination of this Agreement pursuant to Clause 14 or any event giving rise to payment of any amount under Clause 8.3.2 or 8.3.4 or breach by Offeree of this Agreement; or

         (ii) Offeror shall be the subject of any Offeror Takeover Proposal and Condition 2(c) in Appendix I of the Announcement is not, or ceases to be capable of being, satisfied by 31 December 1999 other than as a result of the breach or non-satisfaction of any other Condition (not caused primarily by the action or inaction of Offeror) or of termination of this Agreement pursuant to Clause 14 or any event giving rise to payment of any amount under Clause 8.3.2 or 8.3.4 or breach by Offeree of this Agreement,



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
         Offeror shall pay to Offeree a fee of $1,000,000 or such lesser amount as shall have been determined to be the maximum amount that could be paid by Offeree under any of Clauses 8.3 and 14.2, such payment to be made promptly, but in no event later than the fifth Business Day following such event.

         14.5 If the Board of Offeree resolves to take either of the courses of action referred to in Clauses 14.1.3(i) or (ii), a written record of any legal advice received by such Board in connection with such resolution, along with a copy of the minutes of such Board meeting reflecting the Board's conclusion, shall promptly be provided to Offeror by Offeree.

         14.6 If such financial adviser as is referred to in Clause 14.1.4 withdraws or modifies its consent as referred to in that Clause, a written record of any legal advice received by the Board of Offeree in connection with such withdrawal or modification, along with a copy of the minutes of any board meeting at which such withdrawal or modification was considered, shall promptly be provided to Offeror by Offeree.


15       Notices

         15.1 Any notice or other communication requiring to be given or served under or in connection with this Agreement shall be in writing and may be delivered by hand or by courier or sent by fax or by post to the party to be served at its address stated in this Agreement or at such other address as it may have notified to the other parties in accordance with this Clause 15.1. All such notices or communications in the case of parties (1) and (2) inclusive shall be given or served on Offeror. Any notice or other document sent by post shall be sent by registered post (if both posted and for delivery within the same jurisdiction) or by registered airmail (if posted for delivery outside the jurisdiction in which it is posted), return receipt requested (or any substantially equivalent service).

         15.2 Any notice or document delivered or sent in accordance with Clause
15.1 shall be deemed to have been served:

         15.2.1 if delivered by hand or by courier, at the time of delivery; or

         15.2.2 if sent by fax, at 10.00am (local time at the destination) on the Business Day at the destination after its transmission; or

         15.2.3 if posted, at 10.00a.m. on the second Business Day at the destination after it was put into the post if posted for delivery within the same jurisdiction, or at


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
10.00 a.m. (local time at the destination) on the fifth Business Day after it was put in the post if sent by registered airmail.

16       Severance

         If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

17       Governing Law

         17.1 This Agreement shall be governed by and construed in accordance with the laws of England. Each party irrevocably agrees that the courts of England are to have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

         17.2 Each party irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum. This Clause 17.2 is for the benefit of each party and shall not limit its rights to take proceedings in any other court of competent jurisdiction.

In witness whereof this Agreement has been duly executed on the date first mentioned on page 1.

SIGNED by /s/ Stanley Laybourne
on behalf of
INSIGHT ENTERPRISES, INC.




SIGNED by /s/ George Laplante
on behalf of
ACTION COMPUTER SUPPLIES
HOLDINGS PLC



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